Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571
JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 12 DATED MARCH 2, 2026
TO THE PROSPECTUS DATED JUNE 6, 2025

This supplement No. 12 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 12 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•an update to the "Compensation of independent Directors" section of the prospectus; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period from January 1, 2026 through February 28, 2026, we redeemed 5,189,937 shares for a total of approximately $58,388,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2026 through March 31, 2026 are limited to approximately $119,391,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Compensation of Independent Directors
The following disclosure supersedes and replaces the section of the prospectus titled "Compensation of Independent Directors".
Under our independent directors compensation plan, which operates as a sub-plan of our incentive plan described below, we compensate each of our independent directors with an annual retainer of to $185,000, 40% of which will be paid in Class I shares on March 31 of each year, subject to our board of directors nominating such Independent Director for reelection at that year’s annual stockholder meeting, plus additional retainers of $15,000 to the chair of the Audit Committee, $5,000 to each other member of the Audit Committee, $10,000 to the chair of the nominating, governance and compensation committee, $2,500 to each other member of the nominating, governance and compensation committee, and $15,000 to the lead Independent Director.

In addition, each new Independent Director, that subsequently joins our board of directors, will receive an initial grant of $74,000 worth of Class I shares , which we refer to as the “initial stock grant,” on the date he or she joins our board of directors. The stock grants vest immediately on the grant date and are subject to the one-year holding period applicable to all Class I shares pursuant to our share repurchase plan; provided that the Independent Directors may elect to defer receipt to some specific point in the future. The stock grants are made pursuant to the Incentive Plan (defined below).

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from February 1 to February 28, 2026, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
February 2, 2026	$11.25	$11.27	$11.28	$11.26
February 3, 2026	$11.25	$11.26	$11.28	$11.26
February 4, 2026	$11.25	$11.26	$11.28	$11.26
February 5, 2026	$11.25	$11.26	$11.28	$11.25
February 6, 2026	$11.24	$11.26	$11.28	$11.25
February 9, 2026	$11.24	$11.26	$11.27	$11.25
February 10, 2026	$11.24	$11.26	$11.27	$11.25
February 11, 2026	$11.24	$11.25	$11.27	$11.25
February 12, 2026	$11.24	$11.25	$11.27	$11.25
February 13, 2026	$11.24	$11.25	$11.27	$11.25
February 17, 2026	$11.24	$11.26	$11.27	$11.25
February 18, 2026	$11.24	$11.26	$11.27	$11.25
February 19, 2026	$11.24	$11.25	$11.27	$11.25
February 20, 2026	$11.24	$11.25	$11.27	$11.25
February 23, 2026	$11.23	$11.25	$11.27	$11.24
February 24, 2026	$11.23	$11.25	$11.26	$11.24
February 25, 2026	$11.23	$11.25	$11.26	$11.24
February 26, 2026	$11.23	$11.25	$11.26	$11.24
February 27, 2026	$11.22	$11.24	$11.25	$11.23

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com, and for each private share class on our private share website, www.jll-ipt.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.